Exhibit 99.1

October 24, 2018

Hudbay Minerals Inc.
25 York Street, Suite 800
Toronto, ON

M5J 2V5

Members of the Board:

As you know, funds managed by Waterton Global Resource Management, Inc. (“Waterton” or “we”) own approximately 7.4% of the issued and outstanding shares of Hudbay Minerals Inc. (“Hudbay” or the “Company”).

As acknowledged in your press release yesterday, on October 23, 2018, Waterton requisitioned a special meeting of shareholders. In our October 19, 2018 letter to the board of directors of the Company (the “Board”) we described our intention to immediately requisition a special meeting of shareholders (the “Special Meeting”) to have the Company adopt a resolution urging the Board to seek shareholder approval for certain material transactions including acquisitions and joint ventures.

Waterton was forced to take this extraordinary step because of the Board’s baffling approach to capital allocation and investor communication. Since the publication of the Bloomberg article dated October 4, 2018 (the “Bloomberg Article”) citing a potential transaction between Hudbay and Mantos Copper S.A., Hudbay’s share price has declined 18.84%1 and the Company has underperformed the COPX by greater than 50%2. In our view, this substantial underperformance is largely attributable to investor concern that the Company will enter into an ill-conceived and value destructive transaction. The Company has further fueled investor anxiety by not denying or adequately addressing these concerns.

Since the Bloomberg Article, we have received numerous calls from shareholders representing 35-40% of the Company who have been unanimous in their view that Hudbay should not enter into any material transaction including acquisitions or joint ventures. The Special Meeting resolution is intended to ensure that in the event that the Board feels it has a compelling acquisition it wishes to pursue, it should openly and transparently put that transaction to a shareholder vote. The only reason we can conceive for the Board to evade the judgement of shareholders would be to enter into yet another ill-conceived, value destructive transaction, that would serve as a “poison pill” to further entrench the Board.

We note with some amusement that the Board, who has presided over a massive destruction of shareholder value, has chosen to highlight the “recency” of our investment in Hudbay. Let us be clear about two things. First, Waterton is a private equity investor that seeks opportunities to build long term value within its portfolio. Second, Waterton owns approximately 19,234,470 common shares, making us one of the largest owners of the Company, while the ten member Board, who purports to represent the interests of shareholders, owns a paltry 311,376 common shares, according to public filings. There is no question among your investors as to who is more aligned with shareholders.

Our substantial ownership interest has led us to take decisive action to prevent the further destruction of the value of our shares, and those of our fellow shareholders. We agree that a proxy contest would burden shareholders (including Waterton) with unnecessary costs as the Board wages a battle against the true owners of the Company. The simple solution is for members of the Board to act as independent fiduciaries and voluntarily adopt the Special Meeting resolution.

1 As at market close on October 23, 2018.

2 As at market close on October 23, 2018.

We are looking forward to our November 1, 2018 meeting with Mr. Hibben and the other members of the Board to discuss this matter as well as reconstituting the Board to add highly qualified individuals who will bring urgently required shareholder perspective and skills and experience to boardroom discussions. While the meeting has not occurred on the urgent timeline that we had proposed, we hope the Board will come with an open mind, as we look forward to having a productive and meaningful dialogue.

Sincerely,

Isser Elishis